Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX   ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or the “company”)

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY AND AN ASSOCIATE OF A DIRECTOR OF THE COMPANY

Shareholders are advised of the following information relating to the dealing in securities by a director of major subsidiaries of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the scheme”):

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics Investments Proprietary Limited
Transaction date:	9 June 2014
Class of securities:	Ordinary shares
Number of securities	125 000
Price per security:	R1.12
Total value:	R140 000
Nature of transaction:	Off-market exercise of share options under the scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Shareholders are further advised of the following information relating to the dealing in securities by an associate of a director of MiX Telematics:

Name of associate:	Joan Margaret Welton
Name of director:	Anthony Welton
Relationship to director:	Wife
Transaction date:	9 June 2014
Class of securities:	Ordinary shares
Number of securities:	35 000
Price per security:	R4.20
Total value:	R147 000.00
Nature of transaction:	On-market purchase
Nature and extent of director’s interest:	Not applicable

11 June 2014

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